[redacted]

15027944

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

SEC Mail Processing Section
RECEIVED
NOV 30 2015
Washington DC
169

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46293

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/14 (MM/DD/YY) AND ENDING 08/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HARVESTONS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8301 E. PRICETON AVENUE, SUITE 305
(No. and Street)

GREENWOOD VILLAGE (City) COLORADO (State) 80111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

D' ARELLI PRUZANSKY, P.A.
(Name – *if individual, state last, first, middle name*)

7280 W. PALMETTO PARK ROAD, SUITE 308-N, (Address) BOCA RATON, (City) FLORIDA (State) 33433 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

12/13

12/13

OATH OR AFFIRMATION

I, MORGAN BASSEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HARVESTONS SECURITES, INC., as of AUGUST 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUPANG BASSEY
NOTARY PUBLIC
STATE OF COLORADO

Signature

PRESIDENT/ CEO

Title

Notary Public
MY COMMISSION EXPIRES 10/23/19

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARVESTONS SECURITIES, INC.

FINANCIAL STATEMENTS

August 31, 2015

HARVESTONS SECURITIES, INC.

Financial Statements

TABLE OF CONTENTS

D'Arelli Pruzansky, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Harvestons Securities, Inc.

We have audited the accompanying statement of financial condition of Harvestons Securities, Inc. as of August 31, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Harvestons Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harvestons Securities, Inc. as of August 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information under rule 15c3-1 of the SEC has been subjected to audit procedures performed in conjunction with the audit of Harvestons Securities, Inc.'s financial statements. The supplemental information is the responsibility of Harvestons Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information under rule 15c3-1 of the SEC is fairly stated, in all material respects, in relation to the financial statements as a whole.

D'Arelli Pruzansky, P.A.
Certified Public Accountants

Boca Raton, Florida

November 24, 2015

7280 W. Palmetto Park Road, Suite 308-N • Boca Raton, Florida 33433 • Phone: 561.756.9250 • Fax: 561.826.8936

HARVESTONS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

As of August 31, 2015

ASSETS

Current assets		
Cash	$	29,035
Securities owned, at Market		204,795
Deposits with clearing organization		100,000
Due from clearing organization		6,880
Due from other broker dealers		60,565
Advance		5,951
Other deposits		185
Property and equipment, net of accumulated depreciation of $92,856		-
Total Assets	$	407,411

LIABILITIES & STOCKHOLDER'S EQUITY

Current liabilities		
Bank loan	$	4,430
Accounts payable		8,926
Total Liabilities		13,356
Stockholder's Equity		
Common stock, $1 par value; 100,000 shares authorized; 5,000 shares issued and outstanding		5,000
Additional paid in capital		745,109
Accumulated deficit		(356,054)
Total Stockholder's Equity		394,055
Total Liabilities and Stockholder's Equity	$	407,411

The accompanying notes are an integral part of the financial statements.

HARVESTONS SECURITIES, INC.
STATEMENT OF OPERATIONS
for the year ended August 31, 2015

Revenues		
Commissions	$	59,578
Trading revenue		132,109
Underwriting income		200,058
Other income		503
		392,248
Expenses		
Operating expenses:		
Commissions		86,826
Salaries and other related costs		203,925
Travel		28,422
Clearing expenses		11,629
General and administrative		51,347
Communications		32,567
Licenses and taxes		21,682
Occupancy and equipment expenses		7,506
Interest expense		1,013
		444,917
Loss before provision for income taxes		(52,669)
Provision for income tax		-
Net loss	$	(52,669)

The accompanying notes are an integral part of the financial statements.

HARVESTONS SECURITIES, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
for the year ended August 31, 2015

	Common Stock		Additional		Stock-
		Amount	Paid In	Accumulated	holder's
	Shares	$1 Par Value	Capital	Deficit	Equity
Balances at August 31, 2014	5,000	$ 5,000	$ 478,309	$ (303,385)	$ 179,924
Capital contribution			266,800		266,800
Net loss for the year				(52,669)	(52,669)
Balances at August 31, 2015	5,000	$ 5,000	$ 745,109	$ (356,054)	$ 394,055

The accompanying notes are an integral part of the financial statements.

HARVESTONS SECURITIES, INC.
STATEMENT OF CASH FLOWS
for the year ended August 31, 2015

Cash Flows From Operating Activities:		
Net loss	$	(52,669)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:		
Advances to stockholder		(5,951)
Due from clearing organization		7,809
Due from other broker dealer		(60,565)
Accrued payables		2,164
Unrealized gain		(3,882)
Net cash used for operating activities		(113,094)
Cash Flows From Investing Activities:		
		-
Net cash provided by (used for) investing activities		-
Cash Flows From Financing Activities:		
Capital contribution		130,000
Bank loan		4,430
Net cash provided by (used for) financing activities		134,430
Net Increase In Cash		21,336
Cash At The Beginning Of The Year		7,699
Cash At The End Of The Year	$	29,035
Supplemental Cash Flow Information		
Cash paid for income taxes	$	-
Cash paid for interest	$	1,013
Non-Cash Investing and Financing Activity		
Securities contribution by owner	$	136,800

The accompanying notes are an integral part of the financial statements.

HARVESTONS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
AUGUST 31, 2015

1. ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:
Harvestons Securities, Inc. (the "Company"), was incorporated in the State of Colorado on January 15, 1993 for the purpose of conducting business as a registered, fully disclosed securities broker-dealer.

Harvestons has claimed an exemption from Rule 15c3-3 of the Securities and Exchange Commission. The Company does not hold cash or securities for the account of customers. The Company clears certain of its proprietary and customer transactions through a clearing organization on a fully disclosed basis. The amounts receivable from and/or payable to the clearing organization relate to these transactions. In addition, the Company maintains a deposit of $100,000 with the clearing organization at August 31, 2015.

Depreciation and Amortization
Depreciation is provided on a straight-line basis using estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Marketable Securities
Marketable securities consist of equities and are valued at quoted market value, which is a level 1 input. The resulting difference between cost and market is treated as unrealized gain or loss at the year end. Net unrealized gains/losses for the year ended August 31, 2015 are included in trading revenue in the accompanying financial statements.

Income tax
Income taxes are provided at the statutory rate, and are based on earnings reported in the financial statements. Deferred income taxes are provided using a liability approach based upon enacted tax laws and rates applicable to the periods in which the taxes become payable.

The Company recognizes and measures its unrecognized tax benefit in accordance with Accounting Standards Codification ("ASC") Topic 740, Income Taxes, ("ASC 740"). Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company's tax returns ended August 31, 2012, 2013 and 2014 are still subject to potential examination by the taxing authorities.

Statement of Cash Flows:

For purposes of the Statement of Cash Flows, the Company has defined cash equivalent as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. ASC Topic 940-320-45-7 states that broker-dealers should report trading securities activities in the operation section of the statement of cash flows.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments

The Company accounts for its investment securities at fair value under accounting literature including Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 320, *Investments Debt and Equity Securities* ("FASB ASC 320"), pertaining to investments in debt and equity securities and the fair value option of financial instruments in FASB ASC 825, *Financial Instruments ("FASB ASC 825").*

Certain of the Company's assets and liabilities are required to be measured at fair value. For those assets and liabilities , the Company determines fair value using the fair value measurement provisions included in FASB ASC 820, *Fair Value Measurements and Disclosures* ("FASB ASC 820"). FASB ASC 820 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and requires additional disclosures about fair value measurements. The definition of fair value focuses on the price that would be received to sell the asset or paid to transfer the liability between market participants at the measurement date (an exit price). An exit price valuation will include margins for risk even if they are not observable. FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels ('Level 1, 2 and 3"). See note 4 for additional information regarding FASB ASC 820.

FASB ASC 320 requires that the Company classify its investments as either (i) held to maturity, (ii) available for sale, or (iii) trading. This determination is made at the time a security is purchased. FASB ASC 320 requires that both trading and available for sales securities are to be carried at fair value. However, in the case of trading assets, both unrealized and realized gains and losses are recorded in the statement of operations.

In the period presented, all securities were classified as trading. No securities were classified as held to maturity or available for sale. For the period presented, all securities owned by the Company were accounted for at fair value with unrealized and realized gains and losses recorded in the statement of operations.

All securities that are classified as trading are included in securities owned at market. The determination of fair value is based on quoted market prices of an active exchange, independent broker market quotations, valuations provided by pricing services or, when

independent broker quotations or pricing service valuations are unavailable, valuation models prepared by the Company's management. These models include estimates and the valuations derived from them could differ materially from amounts realizable in an open market exchange.

Revenue Recognition
Proprietary securities transactions in trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on the trade date basis. Transactions for customers with related commission income and expenses are reported on the trade date basis. Amount receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Securities are recorded at fair value in accordance with ASC Topic 820, "*Fair Value Measurements and Disclosures*."

Investment Banking (Underwriting Income)
Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from securities offering in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fee at the time the underwriting is completed and the income is reasonably determinable. Underwriting fee receivable as of August 31, 2015 is $60,565, which is shown as due from other broker dealers in the statement of financial condition.

Bank Loan
The Company has a line of credit with a limit of $5,000, and interest rate of 21.90%. The balance as of August 31, 2015 was $4,430.

Commission Expense
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Concentrations of Credit Risk
The Company engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash in bank deposit accounts, which at times, exceeds federally insured limits. The Company has not experienced any losses in such accounts through August 31, 2015.

2. NET CAPITAL REQUIREMENTS

Harvestons is subject to the Securities and Exchange Uniform Net Capital Rule for fully disclosed broker-dealers (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to

net capital, both as defined, shall not exceed 15 to 1. At August 31, 2015, the Company had net capital of $342,755, of which $242,755 was in excess of its required net capital of $100,000. The Company had aggregate indebtedness in the amount of $13,356. Therefore, its net capital ratio was 3.90% at August 31, 2015.

3. PROPERTY AND EQUIPMENT

Property and equipment consists of following at August 31, 2015:

Furniture and Fixtures	$35,333
Computers and Equipment	42,329
Leasehold Improvements	15,194
	92,856
Less: Accumulated Depreciation and Amortization	(92,856)
	$ -

4. FAIR VALUE DISCLOSURES

Fair Value Measurements

In accordance with FASB ASC 820, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the hierarchy under FASB ASC 820 are described below:

Level 1 Financial assets and liabilities whose values are based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 Financial assets and liabilities whose values are based on one or more of the following:

1. Quoted prices for similar assets or liabilities in active markets;
2. Quoted prices for identical or similar assets or liabilities in non-active markets;
3. Pricing models whose inputs are observable for substantially the full term of the asset or liability; or
4. Pricing models whose inputs are derived principally from or corroborated by observable market date through correlation or other means for substantially the full term of the asset or liability.
5. Values provided by independent pricing services.

Level 3 Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

In certain case, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirely falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirely. The Company's

assessment of the significance of a particular input to the fair value measurement in its entirely requires judgement, and considers factors specific to the asset or liability.

5. INCOME TAXES

Deferred income taxes arise from the temporary differences between financial statement and income tax recognition of net operating losses. These loss carryovers are limited under the Internal Revenue Code should a significant change in ownership occur. At August 31, 2015, the Company had approximately $175,000 in unused federal net operating loss carryforwards, which begin to expire in the year 2031. The deferred tax asset related to net operating loss carryforwards at August 31, 2015 was $66,500. Due to uncertainty regarding the future realization of the asset management has established a valuation allowance of $66,500 at August 31, 2015. The valuation allowance was increased by $20,000 during fiscal year ended August 31, 2015.

6. RELATED PARTY TRANSACTIONS AND COMMITMENTS

The Company uses corporate office space of a company owned in part by the shareholder of Harvestons. Harvestons has no current obligations for rent payments to this company. Harvestons also carries two month to month office leases at approximately $475 per month plus costs. Rent expense under these leases in fiscal year 2015 was $7,506.

The Company periodically receives advances from or advances money to the stockholder. Advances to and from the stockholder are made on an interest free basis. The Company nets amounts due to or from the stockholder are shown as advance in the statement of financial condition.

7. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred subsequent to August 31, 2015, for possible disclosure or recognition in the financial statements. The Company has determined that there were no such events or transactions that warrant disclosure or recognition in the financial statements through the date these financial statements were available to be issued, November 24, 2015.

HARVESTONS SECURITIES, INC.
COMPUTATION OF NET CAPITAL
August 31, 2015

Net Capital

Total stockholder's equity from Statement of Financial Condition	$	394,055
Deduct stockholder's equity not allowed for net capital:		
Advance		5,951
Other deposits		185
		6,136
Total stockholder's equity qualified for net capital before haircuts on securities positions		387,919
Haircuts on securities postions:		
Other securities owned - net		30,719
Undue concentration		14,445
		45,164
Net capital		342,755
Net capital requirement		100,000
Net capital in excess of required net capital	$	242,755

Aggregate Indebtedness

Bank Loan	$	4,430
Accounts payable		8,926
Total aggregate indebtedness	$	13,356
Ratio: Aggregate Indebtedness to Net Capital		0.039 to 1

RECONCILIATION WITH THE COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of August 31, 2015)

Net capital, as reported in the Company's Part IIA (Unaudited) FOCUS report	$	342,755
Adjustments:		
None		-
Net capital, as adjusted	$	342,755
Aggregate indebtedness, as reported in the Company's Part IIA (Unaudited) FOCUS report	$	13,356
Adjustments:		
None		-
Aggregate indebtedness, as adjusted	$	13,356

HARVESTONS SECURITIES, INC.
SCHEDULES II, III, AND IV
For The Year Ended August 31, 2015

The information required by Schedules II, III and IV has not been provided as an exemption from Rule 15c3-3 is claimed. The Company does not hold cash or securities for the account of customers. All transactions are cleared through separate broker-dealers, on a fully disclosed basis. Consequently, the Company qualifies for exemption from the provision of SEC Rule 15c3-3(k)(2)(I) and Schedules II, III and IV of FOCUS Form X-17a-5, Part III are not required.

D'Arelli Pruzansky, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – EXEMPTION REPORT REVIEW

To the Board of Directors and Shareholder
of Harvestons Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report required by SEC Rule 17a-5, in which (1) Harvestons Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Harvestons Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: under the provision (k)(2)(ii) "Customer Protection-Reserves and Custody of Securities" ('the "exemption provision") and (2) Harvestons Securities, Inc. stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception. Harvestons Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Harvestons Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Section (k)(2)(ii) "Customer Protection-Reserves and Custody of Securities" of Rule 15c3-3 under the Securities Exchange Act of 1934.

D'Arelli Pruzansky, P.A.
Certified Public Accountants

Boca Raton, Florida

November 24, 2015

7280 W. Palmetto Park Road, Suite 308-N • Boca Raton, Florida 33433 • Phone: 561.756.9250 • Fax: 561.826.8936

Harvestons Securities, Inc.

8301 E. Prentice Ave., Suite 305, Greenwood Village, CO 80111
Tel: (303) 832-8887 Fax: (303) 832-8882

November 5, 2015

Exemption Report

RE: Harvestons Securities, Inc.' fiscal year end August 31, 2015 Certified Audit

Harvestons Securities, Inc. is operating under the (k)(2)(ii) exemption of SEC Rule 15c3-3, "Customer Protection Reserves and Custody of Securities". The firm does not hold cash or securities for the account of customers. All transactions are cleared through separate broker-dealers, on a fully disclosed basis.

To the best knowledge and belief, the firm qualifies for exemption from the provisions of SEC Rule 15c3-3(k)(2)(ii), and has met the identified exemption provisions for the year ended August 31, 2015 without exception.

Morgan Bassey
President/ CEO